Exhibit 99.4

1 Q2 EARNINGS PRESENTATION August 2nd, 2018

2 Safe Harbor Statement Certain statements in the Business Update and Order Backlog sections contain forward - looking statements within the meaning of the “safe harbor” provisions of the U . S . Private Securities Litigation Reform Act of 1995 , and under applicable Canadian securities laws . These statements are based on management’s current expectations and actual results may differ from these forward - looking statements due to numerous factors, including : our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business ; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition ; our limited operating history ; inability to implement our business strategy ; fluctuations in our quarterly results ; failure to maintain our customer base that generates the majority of our revenues ; currency fluctuations ; failure to maintain sufficient insurance coverage ; changes in value of goodwill ; failure of a significant market to develop for our products ; failure of hydrogen being readily available on a cost - effective basis ; changes in government policies and regulations ; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop ; liability for environmental damages resulting from our research, development or manufacturing operations ; failure to compete with other developers and manufacturers of products in our industry ; failure to compete with developers and manufacturers of traditional and alternative technologies ; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties ; inability to obtain sufficient materials and components for our products from suppliers ; failure to manage expansion of our operations ; failure to manage foreign sales and operations ; failure to recruit, train and retain key management personnel ; inability to integrate acquisitions ; failure to develop adequate manufacturing processes and capabilities ; failure to complete the development of commercially viable products ; failure to produce cost - competitive products ; failure or delay in field testing of our products ; failure to produce products free of defects or errors ; inability to adapt to technological advances or new codes and standards ; failure to protect our intellectual property ; our involvement in intellectual property litigation ; exposure to product liability claims ; failure to meet rules regarding passive foreign investment companies ; actions of our significant and principal shareholders ; dilution as a result of significant issuances of our common shares and preferred shares ; inability of US investors to enforce US civil liability judgments against us ; volatility of our common share price ; dilution as a result of the exercise of options ; and failure to meet continued listing requirements of Nasdaq . Readers should not place undue reliance on Hydrogenics’ forward - looking statements . Investors are encouraged to review the section captioned “Risk Factors” in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance . Furthermore, the forward - looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward - looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law . The forward - looking statements contained in this presentation are expressly qualified by this .

3 Q2 2018 Highlights • Q2 revenue flat year - over - year due to delivery timing; strong outlook for 2018 continues • Solid gross margins • Have added to finished goods inventory in anticipation of China product shipments in 2H • Sizable backlog remains – After quarter end, July saw notable increase in orders and robust pipeline activity; • Expect sales growth to provide positive cash from operating activities NA PTG Reference UP and Running

4 China Update • As expected, the first half of 2018 was spent digesting the uptake from late last year • Deployments going well – no major issues • Fueling infrastructure needs to keep moving with vehicle build – our partners are planning well in this respect • Good volume anticipated in Q3/Q4 from multiple customers • We anticipate some layering effect of various partners in differing stages of development, leading to increasingly steady demand • End user markets beginning to see the value of hydrogen over BEV • Policy stable and supportive at present with no trade issues First half pause moves to Second half pull

5 Industry Sector Momentum • Our rail program with Alstom hits important milestone with full certification for public rail = TRL 8 = commercial • Relative value of hydrogen in heavy transport for truck, rail, marine more widely understood • Prospects of the entire industry now apparent triggering widespread growth in engagement from bigger players • Larger program application in bid with serious support from major industry participants – these take time to land but have sustained yield • More bold steps from leading firms such as TOYOTA • Major energy players realizing business models Fundamental Shifts are Happening in Our Field

6 Hydrogenics is and will participate in the opportunity • Our technology expertise on various platforms is respected – 24 years field experience conveys confidence to customers • Our reference sites in Power - to - Gas and mobility are winning orders • Markets are now emerging for mobility, rail, fuel and P2G which support significant scale - up • Our combined engine + fuel capability is coming to fruition – we are uniquely qualified to provide customized solutions • We have the partners and relationships to carry these applications to scale • Our financial and strategic approach has very clear operating leverage to build sustainable, profitable growth Hydrogenics’ backlog provides evidence of the value we bring to our customers and the industry

7 2017 2018 4.2 4.8 3.4 2.8 Power Systems OnSite Generation Notes Revenue was flat for Q2 - 2018 versus Q2 - 2017. The higher revenue from OnSite Generation was due to increased products shipped. Th e decrease in revenue from Power Systems is attributable to delayed customer orders against existing backlog; specifically, for th e Chinese market. Order acceleration is expected in Q3 and Q4 based upon the Company’s assessment of customer activities. Revenue ($M) Three months ended June 30, 2018 7.6 7.6 Q2 Revenue - % OnSite Generation Power Systems 4.2 3.4 4.8 2.8 2017 2018 Revenue ($M) by Business Unit

8 2017 2018 6.2 8.5 10.1 7.3 Power Systems OnSite Generation Notes YTD revenue was slightly down year - over - year. The higher revenue from OnSite Generation was due to increased products shipped, w hile the decrease in revenue from Power Systems is attributable to delayed customer orders against existing backlog; specifically, fo r the Chinese market. Power Systems revenue for 2017 included $1.7 million of sales related to the delivery of Alstom fuel cells fo r t he Coradia iLint trains and greater revenue related to the Company’s long - term integrated power propulsion contract. Revenue ($M) Six months ended June 30, 2018 15.8 16.3 YTD Revenue OnSite Generation Power Systems 6.2 10.1 8.5 7.3 2017 2018 Revenue ($M) by Business Unit

Q2 Gross Margin

Three months ended June 30, 2018

Gross Margin (%)


27.6
21.8 Percentage Points
5.8
Power Systems
OnSite Generation
2017
2018

Gross Margin (%) by Business Unit


29.7
24.1
17.8
(3.7)
2017
2018
OnSite Generation
Power Systems

Notes

Gross margin improved almost 22 percentage points for Q2-2108 compared to Q2-2017. The improvement in OnSite Generation reflects strong project management which achieved consistent delivery of projects at targeted margins. Prior year results reflect lower-than-typical margins due to two projects delivered in Africa that experienced unanticipated scope changes and ensuing delays attributable to the engineering firms responsible for construction. Power Systems' results reflects improved product mix versus the comparative year's second quarter which included lower margins on the initial delivery of Alstom fuel cells. Margins also improved related to more effective supply chain management to reduce procurement costs and the Company's focus on product standardization and process efficiency.

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HYDROGENICS
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10 2017 2018 Power Systems OnSite Generation Notes Gross Margin (%) Six months ended June 30, 2018 33.9 19.1 YTD Gross Margin OnSite Generation Power Systems 2.9 29.2 31.1 37.2 2017 2018 Gross Margin (%) by Business Unit Gross margin improved almost 15 percentage points year over year reflecting the same factors previously discussed for Q2 - 2018 versus Q2 - 2017.

11 Notes Adjusted EBITDA is defined as net loss excluding : cash settled long term compensation indexed to share price, share settled stock - based compensation expense, net finance income and expenses, depreciation and amortization . Adjusted EBITDA is a non - IFRS measure and may not be comparable to similar measures used by other companies . Management uses Adjusted EBITDA as a useful measure of ongoing operational results . (in $ millions) Q2 Results 1 Research and product development 2018 2017 Gross r esearch and product development expenses $ 3 . 3 $ 1 . 9 Government research and product development funding ( 1 . 4 ) ( 0 . 4 ) Net research and product development $ 1 . 9 $ 1 . 5 Three months ended Jun. 30, Change 2018 2017 $ % Revenue $ 7.6 $ 7.6 - - Gross Profit 2.1 0.4 1.7 378% Gross Margin % 27.6% 5.8% Operating Expenses Selling, general and administrative (excluding stock - based compensation, amortization and depreciation) 2.6 2.3 (0.3) (13%) Research and product development 1 1.9 1.5 (0.4) (26%) Adjusted EBITDA $ (2.4) $ (3.4) 1.0 29%

12 Notes Adjusted EBITDA is defined as net loss excluding : cash settled long term compensation indexed to share price, share settled stock - based compensation expense, net finance income and expenses, depreciation and amortization . Adjusted EBITDA is a non - IFRS measure and may not be comparable to similar measures used by other companies . Management uses Adjusted EBITDA as a useful measure of ongoing operational results . (in $ millions) YTD Results 1 Research and product development 2018 2017 Gross r esearch and product development expenses $ 6 . 3 $ 3 . 6 Government research and product development funding ( 2 . 3 ) ( 1 . 1 ) Net research and product development $ 4 . 0 $ 2 . 5 Three months ended Jun. 30, Change 2018 2017 $ % Revenue $ 15.8 $ 16.3 (0.5) (3%) Gross Profit 5.3 3.1 2.2 72% Gross Margin % 33.9% 19.1% Operating Expenses Selling, general and administrative (excluding stock - based compensation, amortization and depreciation) 5.4 4.8 (0.6) (13%) Research and product development 1 4.0 2.5 (1.5) (59%) Adjusted EBITDA $ (4.1) $ (4.2) 0.1 3%

13 Order Backlog Of the above backlog of $ 131 . 8 million, we expect to recognize approximately $ 51 . 8 million as revenue in the following twelve months . Revenue for the year ending December 31 , 2018 will also include orders received and delivered in 2018 . As of June 30, 2018 ($M) Apr 1/18 Orders Orders Orders Jun. 30/18 Backlog Received FX Delivered Cancelled Backlog OnSite Generation $ 17.3 $ 8.1 $ (0.1) $ 4.8 $ - $ 20.5 Power Systems 122.8 2.6 (3.8) 2.8 7.5 $ 111.3 Total $ 140.1 $ 10.7 $ (3.9) $ 7.6 $ 7.5 $ 131.8

14 Consolidated Balance Sheet Highlights ($M) Jun. 30, Dec. 31, Change 2018 2017 $ % Cash and cash equivalents and restricted cash $ 15.0 $ 22.4 (7.4) (33)% Trade, other and grants receivable 7.9 8.7 0.8 (10)% Contract assets - (current and non - current) 7.0 7.2 (0.2) (3)% Inventories 18.5 15.0 3.5 23% Operating borrowings - 1.2 (1.2) (100)% Trade and other payables 7.7 10.4 (2.7) (26)% Contract liabilities - (current and non - current) 16.4 14.0 2.4 17% Financial liabilities 4.4 4.9 (0.5) (9)%

15 Q2 Reconciliation of Non - IFRS Measures – Adj. EBITDA * Note certain figures have been adjusted for rounding ($M) Three months ended Three months ended June 30, 2018 June 30, 2017 Net loss $ (4.8) $ (5.5) Finance loss, net 2 . 0 1.2 Amortization and depreciation 0.2 0.2 Compensation indexed to share price (0.1) 0.5 Stock - based compensation expense 0.3 0.2 Adjusted EBITDA $ (2.4) $ (3.4)

16 Q2 Reconciliation of Non - IFRS Measures – Adj. EBITDA * Note certain figures have been adjusted for rounding ($M) Six months ended Six months ended June 30, 2018 June 30, 2017 Net loss $ (6.8) $ (7.8) Finance loss, net 2 . 0 2.1 Income tax expense 0 . 3 - Amortization and depreciation 0.3 0.5 Compensation indexed to share price (0.4) 0.7 Stock - based compensation expense 0.5 0.3 Adjusted EBITDA $ (4.1) $ (4.2)

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